Exhibit 12.1

Hughes Communications, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Earnings:
Income (loss) before income taxes and minority interests	$(15,627)	$(399)	$22,292	$(6,986)	$16,804	$(3,156)	$3,297
Fixed charges	16	33	44	58	53,354	12,784	13,702
Capitalized interest	—	—	—	—	(1,900)	(700)	(1,300)

Earnings	$(15,611)	$(366)	$22,336	$(6,928)	$68,258	$8,928	$15,699

Fixed charges:
Interest	$16	$—	$—	$—	$49,691	$11,801	$12,738
Portion of rent expense representative of interest	—	33	44	58	3,663	983	964

Total fixed charges	$16	$33	$44	$58	$53,354	$12,784	$13,702

Ratio of earnings to fixed charges	Note 1	Note 1	507.6x	Note 1	1.3x	Note 1	1.1x

Deficiency of earnings to fixed charges	$(15,627)	$(399)		$(6,986)		$(3,856)

Note 1: Ratio not provided due to deficiency in period.